EXHIBIT 11

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

COMPUTATION OF EARNINGS PER SHARE

(dollars in thousands except per share data)

	September 30,	September 30,	September 30,
	For the Years Ended December 31,
	2011	2010	2009

Basic:

Earnings available to common Shareholders	$10,842	$30,508	$24,325

Weighted average common shares outstanding	10,393,766	10,302,525	10,307,592

Basic earnings per common share	$1.04	$2.96	$2.36

Diluted:

Earnings available to common Shareholders	$10,842	$30,508	$24,325

Weighted average common shares outstanding	10,393,766	10,302,525	10,307,592

Weighted average common shares attributable to stock options and restricted stock	345,408	343,579	250,159

Total weighted average common shares	10,739,174	10,646,104	10,557,751

Diluted earnings per common share	$1.01	$2.87	$2.30